EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio)

	For the Three	For the Nine
	Months Ended	Months Ended
	September 30, 2016	September 30, 2016

Earnings from continuing operations before income taxes	$557	$1,522

Add / (Deduct):
Distributed income from less than 50% owned affiliates	9	75
Fixed charges	169	551
Interest capitalized, net of amortization	(2)	(5)

Earnings available for fixed charges	$733	$2,143

Fixed charges:
Interest incurred:
Interest expense	$141	$468
Capitalized interest	2	5

	143	473
Portion of rent expense deemed to represent interest factor	26	78

Fixed charges	$169	$551

Ratio of earnings to fixed charges	4.3	3.9